SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Tiffany McMillan-McWaters

Franchise Group, Inc.

109 Innovation Court, Suite J

Delaware, OH 43015

(740) 363-2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 15
(1) NAMES OF REPORTING PERSONS K. Todd Evans
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
42,650 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
42,650 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,650 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 3 of 15
(1) NAMES OF REPORTING PERSONS Scott Harvey
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,991.12 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
2,991.12 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991.12 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 4 of 15
(1) NAMES OF REPORTING PERSONS Andrew F. Kaminsky
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
158,160 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
158,160 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,160 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 5 of 15
(1) NAMES OF REPORTING PERSONS Tiffany McMillan-McWaters
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
7,934 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
7,934 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,934 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 6 of 15
(1) NAMES OF REPORTING PERSONS Jason Mattes
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,348 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,348 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 7 of 15
(1) NAMES OF REPORTING PERSONS Eric F. Seeton
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
69,542 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
69,542 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,542 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 8 of 15
(1) NAMES OF REPORTING PERSONS Thomas Will
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,078 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,078 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.003%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 9 of 15
(1) NAMES OF REPORTING PERSONS David Simkins Grantor Trust
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
33,000 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
33,000 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.094%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 10 of 15
(1) NAMES OF REPORTING PERSONS Dramm Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
67,000 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
67,000 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.190%*
(14) TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 8, 2023 (this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. This Amendment is being filed solely to report the entry into by David Simkins Grantor Trust and Dramm Inc. of additional rollover agreements, as described herein.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by the information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and supplemented to include the following:

The David Simkins Grantor Trust is a trust established under the laws of Florida (the “Simkins Trust”) for the benefit of David Simkins. David Simkins and Barry M. Bryant are the trustees of the Simkins Trust. The address of the business office of the Simkins Trust is 5080 Biscayne Blvd, Suite A, Miami, Florida 33137.

Dramm Inc. is a corporation incorporated under the laws of Delaware (“Dramm”). The address of the business office of Dramm is 5080 Biscayne Blvd, Suite A, Miami, Florida 33137.

During the last five years, neither the Simkins Trust, nor Dramm has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Additional Rollover

On August 14, 2023, each of the Simkins Trust and Dramm entered into a rollover contribution agreement dated as of August 14, 2023, with Topco and BRP Shares, LLC, with respect to the shares of Common Stock beneficially by each of them, respectively, on substantially the same terms as the other Reporting Persons.

Item 5.	Interests in Securities of the Issuer.

As a result of the Reporting Persons entering into the rollover agreements described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with: Mr. Kahn and certain of his affiliates and related persons; Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley); Mr. Laurence (a partner at Vintage Capital); Vintage Capital Management LLC (an affiliate of Kahn); Great American; the Berding Parties; Joseph Haverkamp; Kelleher Family Trust; Mr. Ondeck; the Survivor’s Trust under the Riley Family Trust; Randall E. Paulson; and the Rippel Trust. Based on public filings, the Reporting Persons understand that (i) Brian Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Mr. Riley beneficially owns 1,804 shares of Common Stock, (iii) Mr. Laurence beneficially owns 573,482 shares of Common Stock, (iv) Great American beneficially owns 686,115 shares of Common Stock in the aggregate, (v) the Berding Parties own 184,875 shares of Common Stock in the aggregate, (vi) Joseph Haverkamp owns 1,887 shares of Common Stock, (vii) Kelleher Family Trust owns 13,768 shares of Common Stock, (viii) Mr. Ondeck owns 6,764 shares of Common Stock, (ix) the Survivor’s Trust under the Riley Family Trust owns 12,216 shares of Common Stock, (x) Mr. Paulson owns 40,000 shares of Common Stock, and (xi) the Rippel Trust beneficially owns 181,467 shares of Common Stock. Accordingly, to the extent the Reporting Person is deemed to be a member of such “group,” the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially by the Reporting Persons, is equal to 14,317,431.12 shares of Common Stock, representing approximately 40.7% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) As of 4 p.m., Eastern Time, on August 14, 2023, the Reporting Persons in the aggregate beneficially owned 383,703.12 shares of Common Stock, representing approximately 1.09% of the Issuer’s Common Stock outstanding, of which K. Todd Evans owns 42,650 shares, Scott Harvey owns 2,991.12 shares, Andrew F. Kaminsky owns 158,160 shares, Jason Mattes owns 1,348 shares, Tiffany McMillan-McWaters owns 7,934 shares, Eric F. Seeton owns 69,542 shares, Thomas Will owns 1,078 shares, the Simkins Trust owns 33,000 shares and Dramm owns 67,000 shares.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Persons is based on based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Persons have sole voting and dispositive power over the shares of Common Stock set forth in Item 5(a) above.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described herein, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer has agreed to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

** A copy is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ K. Todd Evans
K. Todd Evans

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ Scott Harvey
Scott Harvey

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ Andrew F. Kaminsky
Andrew F. Kaminsky

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ Tiffany McMillan-McWaters
Tiffany McMillan-McWaters

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ Jason Mattes
Jason Mattes

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ Eric F. Seeton
Eric F. Seeton

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

By:	/s/ Thomas Will
Thomas Will

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

DAVID SIMKINS GRANTOR TRUST

By:	/s/ David Simkins
	Name:	David Simkins
	Title:	Trustee

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

DRAMM INC

By:	/s/ David Simkins
	Name:	David Simkins
	Title:	CEO